SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1995.

                                        OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from         to        .
                                        -------    -------

Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Nichols-Homeshield 401(k) Savings Plan -- Davenport


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas  77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols-Homeshield
         401(k) Savings Plan - Davenport

We have audited the accompanying statements of net assets available for benefits of the Nichols-Homeshield 401(k) Savings Plan - Davenport (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1995 and (2) 5% reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
DELOITTE & TOUCHE LLP


May 3, 1996

                             QUANEX CORPORATION
             NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            December 31,
                                                 ------------------------------
                                                     1995              1994
                                                 ----------        ------------
Assets:
      Investments at fair value -
      Mutual fund assets:
           Fidelity Puritan Fund                 $   51,298          $   16,831
           Fidelity Magellan Fund                 1,434,825             931,561
           Fidelity Contrafund                      711,513             440,914
           Fidelity Growth and Income Fund        1,755,359           1,191,953
           Fidelity Overseas Fund                    88,561             120,696
           Fidelity Balanced Fund                   614,803             435,903
           Fidelity Government Money Market Fund  2,820,968           2,445,663
      Quanex Corporation common stock               103,640              59,346
      Common/commingled trust                        20,374              11,024
                                                -----------          ----------
                                                  7,601,341           5,653,891

      Participant loans                             490,166             360,335
                                                -----------          ----------
              Total                               8,091,507           6,014,226
                                                -----------          ----------

      Employee contributions receivable              60,444              65,704
      Employer contributions receivable              45,130              56,361
                                                -----------          ----------
              Total                                 105,574             122,065
                                                -----------          ----------

Net assets available for benefits                $8,197,081          $6,136,291
                                                ===========          ==========





                       See notes to financial statements.

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                           December 31,
                                               ------------------------------
                                                    1995                1994
                                               ----------          ----------
Investment income:
      Interest and dividends                   $  397,598          $  233,942
      Net appreciation (depreciation) in
        fair value of investments                 763,389            (187,861)
                                               ----------          ----------
              Total                             1,160,987              46,081
                                               ----------          ----------

Contributions:
      Employer                                    519,252             547,881
        Less forfeitures                           10,999               3,144
                                               ----------          ----------
                                                  508,253             544,737

      Employee                                    554,454             594,047
                                               ----------          ----------
              Total                             1,062,707           1,138,784
                                               ----------           ---------

Interest on participant loans                      33,277              25,430
                                               ----------          ----------
              Total additions                   2,256,971           1,210,295
                                               ----------          ----------

Benefit payments                                  194,297             357,557
Administrative fees                                 1,884               1,259
                                               ----------          ----------
              Total deductions                    196,181             358,816
                                               ----------          ----------

Increase in net assets available
  for benefits                                  2,060,790             851,479

Net assets available for benefits:
      Beginning of year                         6,136,291           5,284,812
                                               ----------          ----------
      End of year                              $8,197,081          $6,136,291
                                               ==========          ==========

                     See notes to financial statements.

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan - Davenport (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         1. General. The Plan, sponsored by Quanex Corporation (the "Company"), was established on October 1, 1987 and was amended and restated in its entirety in January 1993. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa facility. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
                 The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         2. Contributions. Participants may contribute to the Plan by electing salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least 1,000 hours of employment service.

         3. Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based upon individual participant account balances as of the end of the period in which the income was earned.

         4. Investment Options. Participants may direct allocations of their contributions to the following funds:

                 Government Money Market Fund - composed of short-term government obligations.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

                 Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

         5. Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         6. Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the IRC, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account.

         7. Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Any loan authorized by the Committee shall be subject to a term not to exceed five years. The Committee may agree to a longer term (up to seven years) only if the proceeds of the loan are to be used for the purchase of a dwelling. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         1. Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         2. Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant.

         3. Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

         4. Payment of Benefits. Benefit payments are recorded when paid. As of December 31, 1995 and 1994, net assets available for benefits included benefits of $5,270 and $0, respectively, due to participants who have withdrawn from participation in the Plan.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         Management of the Company, the plan administrator, and the Plan's legal counsel are of the opinion that the Plan is qualified under Sections 401(a) and 401(k) and exempt from federal income tax under
         Section 501(a) of the Internal Revenue Code. The Plan received a favorable letter of tax determination from the Internal Revenue Service dated June 18, 1993 as to the tax-exempt status of the Plan.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Quanex Corporation common stock, as shown below:

                            1995                           1994
                            ----                           ----
                  Shares            Cost           Shares            Cost
                  ------          --------         ------          -------
                  6,171           $130,522         2,594           $58,983

         During the year ended December 31, 1995, the Plan sold 3,416 shares of Quanex Corporation common stock valued at $75,227 (cost $73,665).

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity mutual fund assets, as shown below:

                            1995                             1994
                            ----                             ----
                   Shares             Cost          Shares          Cost
                 ---------         ----------     ---------      ----------
                 1,229,689         $2,945,250     1,454,728      $2,668,351

         During the years ended December 31, 1995 and 1994, the Plan sold 828,604 and 589,033 shares of Fidelity mutual fund assets valued at $1,825,834 and $1,824,022 (cost $1,761,256 and $1,771,152), respectively.

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity Common/Commingled Trust, as shown below:

                                1995                         1994
                                ----                         ----
                      Shares            Cost       Shares            Cost
                      ------           ------      ------          -------
                       9,350           $9,350      11,024          $11,024

F.    SUPPLEMENTAL FUND INFORMATION

      Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                              1995                1994
                                           ---------          ----------
      Employee Contributions:
        Fidelity Puritan Fund              $   8,238          $    1,750
        Fidelity Magellan Fund                88,077             115,775
        Fidelity Contrafund                   44,752              81,248
        Fidelity Growth and Income Fund      127,054             135,098
        Fidelity Overseas Fund                20,838              14,284
        Fidelity Balanced Fund                61,072              64,857
        Fidelity Government Money
              Market Fund                    182,325             151,552
        Fidelity Short-Intermediate
              Government Fund                      -              23,518
        Quanex Corporation common stock       14,350               5,190
        Common/commingled trust                7,748                 775
                                           ---------          ----------
                                           $ 554,454          $  594,047
                                           =========          ==========

                                              1995               1994
                                           ---------          ---------
      Employer Contributions:
        Fidelity Puritan Fund              $   3,814          $   1,249
        Fidelity Magellan Fund                85,071             91,005
        Fidelity Contrafund                   52,740             57,904
        Fidelity Growth and Income Fund      111,238            115,970
        Fidelity Overseas Fund                11,723             10,355
        Fidelity Balanced Fund                57,963             62,531
        Fidelity Government Money
              Market Fund                    179,518            180,248
        Fidelity Short-Intermediate
              Government Fund                      -             23,150
        Quanex Corporation common stock        5,457              1,950
        Common/commingled trust                  729                375
                                           ---------          ---------
                                           $ 508,253          $ 544,737
                                           =========          =========

                                             1995                1994
                                          ----------          ----------
Benefit payments:
        Fidelity Puritan Fund             $        0          $       57
        Fidelity Magellan Fund                28,971              22,884
        Fidelity Contrafund                   16,482              11,336
        Fidelity Growth and Income Fund        9,760              25,282
        Fidelity Overseas Fund                13,092                 408
        Fidelity Balanced Fund                 7,498              12,142
        Fidelity Government Money
              Market Fund                    118,494             271,384
        Fidelity Short-Intermediate
              Government Fund                      0              13,826
        Quanex Corporation common stock            0                 201
        Common/commingled trust                    0                  37
                                          ----------          ----------
                                          $  194,297          $  357,557
                                          ==========          ==========


                                             1995                1994
                                          ----------          ----------
Investment income:
        Fidelity Puritan Fund             $    6,041          $      (23)
        Fidelity Magellan Fund               321,280             (15,704)
        Fidelity Contrafund                  161,934              (4,936)
        Fidelity Growth and Income Fund      441,618              23,575
        Fidelity Overseas Fund                12,960                 (73)
        Fidelity Balanced Fund                72,510             (22,803)
        Fidelity Government Money                  0
              Market Fund                    152,296              80,180
        Fidelity Short-Intermediate
              Government Fund                      0             (14,823)
        Quanex Corporation common stock       (8,540)                408
        Common/commingled trust                  888                 280
                                          ----------          ----------
                                          $1,160,987          $   46,081
                                          ==========          ==========

           Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1995


                                             Shares/                 Current
                                           Par Value      Cost        Value
                                          ----------   ----------  -----------
Mutual Fund Assets - Fidelity Investments:

Contrafund*                                   18,714   $  611,013  $   711,513

Government Money Market Fund*              2,820,968    2,820,968    2,820,968

Puritan Fund*                                  3,016       48,384       51,298

Growth and Income Fund*                       64,893    1,434,276    1,755,359

Magellan*                                     16,688    1,221,174    1,434,825

Overseas Fund*                                 3,046       84,812       88,561

Balanced Fund*                                45,474      592,589      614,803
                                                       ----------  -----------

     Total Mutual Fund Assets                           6,813,216    7,477,327

Quanex Corporation Common Stock*               5,349      115,840      103,640

Common/Commingled Trust*                      20,374       20,374       20,374

Participant loans (bearing interest rates
   from 7.85% to 11%)                                     490,166      490,166
                                                       ----------  -----------
     Total investments                                 $7,439,596  $ 8,091,507
                                                       ==========  ===========


* Party-in-Interest

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 016

               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                             Series of Transactions

                                                                                                           Current
                           Total Number of                   Total Number                                 Value on        Net
                          Purchases During    Purchase      of Sales During     Selling      Cost of     Transaction      Gain
Description                   Plan Year         Price          Plan Year         Price        Asset          Date        (Loss)
- -----------------------   ----------------    --------      ---------------    ---------     --------    -----------    -------
Magellan Fund                    53           $505,906
                                                                  35            $250,440     $235,441      $250,440     $14,999
Contrafund                       49            314,396
                                                                  31             150,182      135,051       150,182      15,131
Growth & Income Fund             54            468,985
                                                                  36             262,424      234,292       262,424      28,132
Overseas Fund                    31            195,006
                                                                  14             238,067      230,726       238,067       7,341
Balanced Fund                    50            263,895
                                                                  29             133,587      134,615       133,587      (1,028)
Government Money
   Market Fund                   67          1,166,388
                                                                  50             791,084      791,084       791,084           0


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Nichols-Homeshield 401(k) Savings Plan - Davenport



Date    June 24, 1996                     /s/  JOSEPH K. PEERY
    -----------------------------       ---------------------------------------
                                        Joseph K. Peery, Benefits Committee

                              INDEX TO EXHIBITS



      23.1       Independent Auditor's Consent